

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 20, 2016

Daniel Trudeau
Chief Financial Officer
IT Management, Inc.
1395 Brickell Avenue, Suite 800
Miami, FL 33131

Re: IT Management, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 6, 2016
File No. 333-206127

Dear Mr. Trudeau:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated September 2, 2015.

General

1. We note your response to prior comment 2; however, we are unable to concur with your conclusion. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the scope of its business operations and assets. In this regard, we note that you have minimal operations and revenue, and assets consisting of cash and nominal assets. As such we believe that you fall within the definition of a shell company under Rule 405. As previously requested, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of your shell company status.

Cover Page

2.   We are unable to locate revisions responsive to prior comment 3 and reissue the comment. Please delete the tabular presentation, which is not appropriate in the context of a resale registration statement.

Exhibits

3.   We are unable to locate Exhibit 3.1 in your amended filing and reissue prior comment 11.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies and Services

cc: Donald P. Hateley, Esq.
        Hateley & Hampton